UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL EMPLOYEE STOCK OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008
&
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Page

Report Of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - At December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits - For the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at end of year)	16

Signature	17

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	18

Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Participants and Administrator of
PPL Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of PPL Employee Stock Ownership Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard, LLC
Center Valley, Pennsylvania
June 18, 2010

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31,
(Thousands of Dollars)

	2009	2008
ASSETS:
Investments, at fair value (Note 4):
PPL Corporation common stock	$248,652	$235,994
Mutual funds	2,189	1,715
Plan interest in PPL Defined Contribution Master Trust (Note 3)	950	930

Total investments	251,791	238,639

Receivables:
Employer contribution receivable	7,555	7,334
Dividends receivable	2,665	2,587

Total receivables	10,220	9,921

Total assets	262,011	248,560

LIABILITIES:
Dividends payable to participants	2,665	2,587
Administrative fees payable	27	24

Total liabilities	2,692	2,611

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$259,319	$245,949

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(11)	9

NET ASSETS AVAILABLE FOR BENEFITS	$259,308	$245,958

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
(Thousands of Dollars)

	2009	2008
CHANGES IN NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation/(depreciation) in fair value of investments	$12,528	$(168,859)
Dividend income	10,757	10,542
Plan interest in investment gains of PPL
Defined Contribution Master Trust (Note 3)	28	35

Employer contributions	7,574	7,375

Total changes	30,887	(150,907)

CHANGES IN NET ASSETS FROM DEDUCTIONS:
Distributions of dividends to participants	(4,833)	(4,956)
Distributions of stock and cash to participants	(12,597)	(23,079)
Administrative expenses	(107)	(105)

Total deductions	(17,537)	(28,140)

Net increase/(decrease)	13,350	(179,047)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	245,958	425,005

End of year	$259,308	$245,958

The accompanying notes are an integral part of these financial statements.

1.	PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation ("PPL").  The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL.  Amounts contributed to the Plan are used to purchase shares of PPL Common Stock ("Common Stock").  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan agreement, are eligible to participate in the Plan on the first day of the month following their date of hire.

The shares of Common Stock ("Shares") allocated to a participant's account may not exceed the maximum permitted by law.  All Shares credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee.  The Common Stock is held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on Shares held to be reinvested in the Plan or paid in cash.  Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan.  The dividend-based contribution can be made in cash that is used to buy shares of Common Stock or PPL can issue new shares of its Common Stock.  The dividend-based contribution is expressly conditioned upon the deductibility of the contribution for federal income tax purposes.  Shares are allocated to participants' accounts, 75% on the basis of Shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts Shares that have been allocated with respect to a Plan year ending at least 36 months prior to the end of the Plan year in which the election is made.  Participants so electing may receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares available for withdrawal or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw Shares or diversify the value of Shares held into other investment options under the Plan.  For the first five years after meeting the requirement, participants may withdraw or diversify up to an aggregate of 25% of such Shares.  In the sixth year, qualified participants may withdraw or diversify up to an aggregate of 50% of such Shares.  Participants who elect to diversify may direct the Trustee to invest their eligible diversification amounts into various mutual funds and investments, which are similar to those provided through PPL's 401(k) savings plans.

Upon termination of service with a participating PPL company, participants are entitled to receive cash or Common Stock for the number of whole Shares, cash for any fractional Shares allocated to them, or may make a rollover to a qualified plan.  Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded at the time of any prior distribution, $1,000, may defer distribution of the Shares in their account until April 1st of the calendar year following the year in which the participant reaches age 70-1/2.  If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Provisions of the Plan regarding vesting, distributions and other matters are more fully described in the Plan document and Summary Plan Description.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

Dollar amounts are presented in thousands.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The Plan's investments are stated at fair value as discussed in Note 4.  Realized gains and losses from the sale or distribution of Common Stock by the Trustee are based on the average cost of Common Stock held at the time of sale.  Net appreciation/depreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses.  Dividend income and dividend distributions to participants are recorded on dividend record dates.  The purchases and sales of securities are recorded on a trade-date basis.

The Plan provides for various investment options in various combinations of investment funds.  Investment funds are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the fully benefit responsive investment contracts held in the Blended Interest Rate fund, within the Master Trust, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain prior year amounts have been restated to conform to current year presentation.

3.	INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains a master trust with the Trustee to pool the investments of its defined contribution benefit plans.  The Blended Interest Rate Fund is the only investment option of the Plan included in the master trust, and represented less than 1% of plan assets and master trust assets at December 31, 2009 and 2008.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on participants individual account balances in each plan, calculated within the daily valuation process.

The following table presents the investments for the Master Trust at December 31, 2009 and 2008:

	2009	2008
Investments at fair value:
Mutual funds	$648,332	$498,622
Blended Interest Rate Fund	247,067	238,378
Loans to participants	9,697	9,271
Total Investments	905,096	746,271

Receivables	421	3
Payables	(33)	(260)
Net Assets of Master Trust at Fair Value	905,484	746,014

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(3,189)	2,538

Investments at contract value	$902,295	$748,552

Plan Interest In Master Trust at fair value	$950	$930

Investment income for the Master Trust is as follows:

	Year Ended December 31,
	2009	2008
Investment income:
Net (depreciation)/appreciation in fair value of investments – mutual funds	$128,413	$(284,466)
Interest and dividends	18,756	32,311
	$147,169	$(252,155)

Investments directed by participants to the Blended Interest Rate Fund (Fund) within the Master Trust are combined with similar investments applicable to other plans participating in the Master Trust and invested in high-grade investment contracts issued by insurance companies and banks, as well as other high-quality debt obligations and short-term money market instruments.  Wrap contracts are purchased from another party, which are agreements that allow for the Fund to maintain a constant Net Asset Value ("NAV") and provide for participant transactions to be made at contract value.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets if the market value becomes totally exhausted as a result of significant participant redemptions. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against the relatively unlikely event of participant redemption of most of the shares of the Fund.  The fair value of the wrap contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between the market for wrap fees and the actual wrap fees currently charged.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration.  The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value.  Crediting rates are reset quarterly.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders.  The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets.  If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets.  Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets.  When market value is lower than contract value, the Fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV.  Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the Fund's return.  Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the Fund's return.  Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices.  Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the Fund experiences significant redemptions when the market value is below the contract value, the Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further.  If redemptions continued, the Fund's yield could be reduced to zero.  If redemptions continued thereafter, the Fund might have insufficient assets to meet redemption requests, at which point the Fund would require payments from the wrap issuer to pay further shareholder redemptions.  The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The Fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the contract issuers. Contract value is the relevant measurement for the fund, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the contracts held by the Fund are fully benefit responsive.  For example, within the Fund participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value for traditional, fixed rate investment contracts is calculated by projecting the future cash flows for the contract at the contractual crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration.  The calculation assumes that future cash flows are predictable (i.e. no withdrawals will be made from contracts).  For synthetic investment contracts, contract value consists of cost plus accrued interest.

Certain events limit the ability of the Fund to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the participating Plan documents (including complete or partial plan termination or merger with another Plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures, spin-offs of a subsidiary, or other events impacting a significant number of participants as defined in the contracts) that cause a significant withdrawal from the participating plans, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

The investment contracts can be terminated by issuers and settled at amounts different from contract value if certain events occur.  Such events include the following:  (1) the Fund does not meet its obligations under the contract, (2) the participating plans do not meet the qualification requirements of Section 401(a) of the Code, or (3) the participating plans are terminated and assets distributed to participants.  The Plan Administrator does not believe that the occurrence of any such event, which would result in termination of the contracts and limit the Fund’s ability to transact at contract value with participants, is probable.

The average yield earned by the Fund and credited to participants' accounts was:
	2009	2008

Earned by the Fund	2.94%	4.17%
Credited to Participants	2.32%	3.98%

4.	FAIR VALUE MEASUREMENTS

FASB issued guidance for "Fair Value Measurements", which provides guidance for using fair value to measure assets and liabilities.  Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measure.  The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Accounting guidance allows the use of net asset value per share (or its equivalent, like partnership units) to measure the fair value of investments in certain entities.

The following table summarizes instruments measured at fair value on a recurring basis for the Plan at December 31, 2009:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

PPL Corporation common stock	$248,652	$248,652	$-	$-
Mutual funds	2,189	2,189	-	-
	$250,841	$250,841	$-	$-

The following table summarizes instruments measured at fair value on a recurring basis for the Plan at December 31, 2008:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

PPL Corporation common stock	$235,994	$235,994	$-	$-
Mutual funds	1,715	1,715	-	-
	$237,709	$237,709	$-	$-

The fair value measurement of PPL Common Stock is based on its quoted market price.

The fair values of mutual funds are based on quoted market prices.

The following table summarizes instruments measured at fair value on a recurring basis for the Master Trust at December 31, 2009:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Mutual funds	$648,332	$648,332	-	-
Blended Interest Rate Fund	247,067	-	$247,067	-
Participant loans	9,697	-	-	$9,697
	$905,096	$648,332	$247,067	$9,697

The following table summarizes instruments measured at fair value on a recurring basis for the Master Trust at December 31, 2008:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Mutual funds	$498,622	$498,622	-	-
Blended Interest Rate Fund	238,378	-	$238,378	-
Participant loans	9,271	-	-	$9,271
	$746,271	$498,622	$238,378	$9,271

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

The fair value measurements of mutual funds are based on quoted market prices in an active market.  These prices represent the net asset value of shares held by the Master Trust at the end of the Plan year.

The fair value measurement of the Blended Interest Rate Fund is based principally on the underlying debt securities that make up the underlying assets of that fund.  The fair value measurements of debt securities are generally based on evaluated prices that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences.  When this information is not available, the fair value of debt securities is measured using present value techniques, which incorporate other observable inputs.

Participant loans are not actively traded and significant other observable inputs are not available.  Thus, participant loans are recorded at amortized cost which approximates fair value based on unobservable inputs using valuation methodologies to determine fair value to include discounted cash flows and other similar techniques.

The following table sets forth a summary of changes in fair value of the Master Trust's level 3 assets for the year ended December 31:

	Participant Loans
	2009	2008

Balance, beginning of year	$9,271	$9,119
Purchases, sales, issuances, and settlements (net)	426	152
Balance, end of year	$9,697	$9,271

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

5.	ADMINISTRATION OF PLAN

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

The trustee of the Plan holds the Plan's investments in the Master Trust, and invests the cash received, interest, and dividend income, and make distributions to participants.  The Plan pays investment and certain administrative expenses directly.

Certain administrative functions of the Plan are performed by employees of the Company. No such employees receive compensation from the Plan.

6.	ADMINISTRATIVE EXPENSES

Certain professional fees and administrative expenses incurred by the Plan are paid by the Company.

All other expenses are paid by the Plan.

7.	INVESTMENTS

The Plan's investments that represent 5% or more of the Plans total net assets are as follows:

	December 31,
	2009	2008
PPL Corporation common stock*:
Number of shares	7,695,793	7,689,593

Cost	$111,377	$103,977
Fair value	$248,652	$235,994
_________________
* Non-participant directed

The fair value per share of PPL Common Stock at December 31, 2009 and 2008 was $32.31 and $30.69.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $12,528 and $(168,859) as follows during the year ended December 31:

	2009	2008

PPL Corporation common stock	$12,156	$(168,300)
Mutual funds	372	(559)
Net change in fair value	$12,528	$(168,859)

8.	PARTY-IN-INTEREST TRANSACTIONS

Transactions involving shares of PPL Common Stock qualify as party-in-interest transactions under the provisions of ERISA.

For the Plan year ended December 31, 2009, the Plan recorded employer contributions from PPL of $7,574, a portion of which was reserved for administrative fees, with the balance settled by PPL issuing 234,211 Shares to the Plan.  The number of Shares issued was based on the $32.15 closing price on January 12, 2010, the closing price on the third trading day preceding the contribution date.  The Plan was amended in 2009 to use the closing stock price on the third trading day preceding the contribution date to facilitate and expedite the contribution process.

For the Plan year ended December 31, 2008, the Plan recorded employer contributions from PPL of $7,375, a portion of which was reserved for administrative fees, with the balance settled by PPL issuing 235,013 Shares to the Plan.  The number of Shares issued was based on the $31.10 average per share closing price of the Shares for the 20 days preceding the contribution date of January 22, 2009.

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments.  Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would receive distribution of their accounts.

10.	TAX STATUS

The Plan obtained its latest determination letter dated March 1, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code").  The Plan has been amended since receiving the determination letter; however, the Plan's internal legal counsel and Plan Administrator believe that the Plan is designed in compliance with the applicable requirements of the Code and the Plan Administrator believes the Plan is currently being operated in compliance with the applicable requirements of the Code.

11.	RECONCILIATION TO FORM 5500

The following reconciliation details the reporting differences from the Plan's financial statements to the Form 5500 for the Plan's adjustment for fair value reporting of fully benefit-responsive investment contracts.

	Years Ended December 31,
	2009	2008

Investment gain in Master Trust per the financial statements	$28	$35
Add: adjustment from contract value to fair value for fully benefit - responsive investment contracts previous year	9	(4)
Less: adjustment from contract value to fair value for fully benefit - responsive investment contracts current year	(11)	9
Investment gain in Master Trust per the Form 5500	$48	$22

12.	SUBSEQUENT EVENTS

PPL's common stock price has decreased from $32.31 at December 31, 2009 to $26.03 at June 17, 2010.  The overall decrease can be attributed to continued financial market volatility and PPL's announcement to acquire another utility.

On April 28, 2010, PPL announced that it had entered into a Purchase and Sale Agreement, dated April 28, 2010 (the Agreement), among E.ON US Investments, PPL, and E.ON AG.  The Agreement provides for the sale of E.ON U.S. to PPL and is expected to close by December 31, 2010.

To fund the acquisition cost, PPL has entered into unsecured bridge financing agreements with certain lenders.  However, PPL intends to replace the bridge facility with permanent financing that is expected to include the issuance of $2.2 billion to $2.6 billion of common stock, up to $1.0 billion of high-equity-content securities and up to $2.5 billion of debt to refinance certain indebtedness of the businesses to be acquired.  PPL expects to maintain its existing common stock dividend and expects the acquisition to be accretive to earnings by 2013.

Plan Name					Plan Number
PPL Employee Stock Ownership Plan					002
Plan Sponsor					Sponsor EIN
PPL Services Corporation					23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
DECEMBER 31, 2009
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value
(a)	(b)	(c)	(d)		(e)
*	PPL Corporation	7,695,793 Shares of PPL Corp Common Stock - $0.01 par value	$111,377,268		$248,652,498

*	Fidelity Balanced Fund	Mutual Fund	673,407	**	572,016

*	Fidelity Freedom 2010 Fund	Mutual Fund	348,613	**	304,722

*	Spartan International Index Fund	Mutual Fund	199,080	**	146,892

*	Fidelity Freedom 2015 Fund	Mutual Fund	273,172	**	238,809

*	Spartan Total Market Index Fund	Mutual Fund	45,758	**	38,066

	MSIFT Value Adviser Fund	Mutual Fund	22,829	**	21,556

*	Fidelity Growth Company Fund	Mutual Fund	165,472	**	159,551

*	Spartan 500 Index	Mutual Fund	83,061	**	69,589

*	Fidelity Retirement Government Money Market Fund	Mutual Fund	183,607	**	183,607

	Wells Fargo Advantage Government Securities Fund	Mutual Fund	225,795	**	228,365

*	Fidelity Freedom Income	Mutual Fund	98,458	**	92,609

*	Fidelity Freedom 2020 Fund	Mutual Fund	22,706	**	19,118

*	Fidelity Freedom 2025 Fund	Mutual Fund	30,358	**	23,646

*	Fidelity Freedom 2050 Fund	Mutual Fund	5,522	**	4,332

	Templeton Foreign A	Mutual Fund	33,615	**	32,573

	Columbia Acorn Z	Mutual Fund	8,962	**	10,311

*	Fidelity Value	Mutual Fund	13,961	**	14,503

*	Fidelity Overseas	Mutual Fund	28,255	**	24,298

*	Fidelity Freedom 2000 Fund	Mutual Fund	4,377	**	4,380

	Total		$113,844,276		$250,841,441
	* Represents a Party-In-Interest
	** Cost information provided for Participant Directed investments is not required, but is readily available

See Notes to Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

	By:	/s/ Dale M. Kleppinger Dale M. Kleppinger Chairman, Employee Benefit Plan Board PPL Corporation
Dated: June 18, 2010

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-110372 of PPL Corporation on Form S-8 of our report dated June 18, 2010, appearing in this Annual Report on Form 11-K of PPL Employee Stock Ownership Plan for the year ended December 31, 2009.

/s/ ParenteBeard, LLC
Center Valley, Pennsylvania
June 18, 2010